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Exhibit (a)(5)(xiii)

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Petro-Can says it was out of options: Forced to make hostile bid
The Calgary Herald
Wed 31 May 2006
Page: D4
Section: Calgary Business
Byline: Paul Haavardsrud
Source: Calgary Herarld

Petro-Canada and Canada Southern Petroleum Ltd. were so far apart during negotiations a hostile bid was the only tactic left, Petro-Can said Tuesday, while returning fire on the little-known explorer, which is rejecting its unfriendly overtures.

After spending two months at the bargaining table, Petro-Can realized more friendly talks would be pointless, vice-president Kathy Sendall said in an interview.

"It was toward the end of the process that Canada Southern came back to us with their estimate of value, which was significantly different than what ours is," Sendall said. "So significantly different that there was no process which we could see where that valuation gap would be closed."

A $124-million hostile offer was launched three weeks ago, driven primarily by an urge to lock up Canada Southern's natural gas holdings in the Arctic islands, a remote resource that may be decades away from development.

Canada Southern's board rejected the takeover bid last week, going as far as adopting a rights plan, sometimes called a poison pill, to thwart the attempt.

Petro-Canada said Tuesday its lawyers are looking to overturn the rights plan, a tactic being used to buy more time to locate other bidders.

Canada Southern's stock closed up 10 cents US on the Nasdaq exchange Tuesday at $9.22 US, above the offer price of $7.50 US. In takeover scenarios, trading above the offer price indicates the market believes a higher bid is forthcoming.

Petro-Canada has no plans to amend its offer, Sendall reiterated Tuesday. At issue is the value of Canada Southern's leases in the Arctic islands.

While activity has been dormant there for decades, in the 1960s and '70s a flurry of exploration found massive gas reserves.

In a release Tuesday, Petro-Canada objected to Canada Southern's characterizations of several issues at play in the takeover, including estimates of resource.

Particularly with development so far off, valuing Arctic islands gas, located hundreds of kilometres north of the Beaufort Sea, is a subjective undertaking. In the see-sawing rhetoric of a hostile takeover battle, investors can expect Petro-Canada and Canada Southern will continue to be polarized when it comes to value.

Indeed, by late Tuesday, Canada Southern had rebutted Petro-Can's release.

"In between receiving ultimatums from Petro-Canada, we repeatedly sought to understand their methodology for quantifying and valuing our assets," Canada Southern's chairman Richard McGinity said in a statement that also offered unflinching support of the company's resource estimates.

"They refused to provide either their own estimate of the potential resource or to discuss the valuation methodology on which they were basing their offer."

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Regardless of how value is determined, experts say it's notable Petro-Can is willing to pay up now for remote northern reserves that may never be tapped. In the big picture, the bid could be considered a sign of just how difficult the exploration game is becoming. Hurdles to producing Arctic islands gas includes geography, cost and oppressive working conditions.

What's more, industry has yet to settle on a way of shipping gas from the Far North to market. Options such as liquefied natural gas, compressed natural gas, gas-to-liquids and pipelines are all thought to be in the mix.

By virtue of its roots as

a Crown corporation, Petro-Canada is the largest leaseholder in the Arctic islands. In the mid-1970s, the newly formed company was granted Ottawa's holdings in the region, gained through an investment in an exploration consortium called Panarctic Oils. The hostile bid, rare in Canada's oilpatch, is the first time Petro-Canada has made an unfriendly offer.

In the coming weeks, shareholders will have the final say in resolving the skirmish. Canada Southern is slated to hold its annual meeting June 8, while Petro-Can's offfer is set to expire on June 20.

phaavardsrud@theherald.canwest.com

Edition: Final
Story Type: Business
Note: Herald Energy: Oil & Gas — Electricity Alternative Energies
Length: 617 words

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